UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Spanish Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

Following the Relevant Information dated July, 22 and September 2, 2014 (with registration CNMV No. 208814 y 210403), PRISA announces that it has granted a public deed formalizing the capital increase for a total value of Euro 99,999,999.85 approved by the Board of Directors held on July 22, 2014. This capital increase has been fully subscribed and paid by Consorcio Transportista Occher, S.A. de C.V. and its net proceeds have been used to buy back Euro133,133,313 of financial debt at a €0.25 per Euro discount

This public deed has been recorded in the Madrid Commercial Registry, on September 11, 2014, with entry number 584.

PRISA share capital, after this operation, amounts €211,703,777.20 represented by 2,117,037,772 Class A common shares, of €0.10 par value each, numbered consecutively from 1 to 2,117,037,772.

The admission to trading of the new ordinary shares will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, September 12, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

September 12, 2014